                                                                    Exhibit 99.5


                                 [HP LETTERHEAD]

                                    [__________], 1999

Dear Healthy Plant Shareholder:

      We are pleased to enclose a Prospectus, dated [_________], 1999, describing a rights offering (the "Rights Offering") to be made by Healthy Planet Products, Inc. (the "Company") to its shareholders of record on the close of business on December 30, 1998. As part of this Rights Offering, you will receive two rights (the "Rights") for each share of the Company's common stock, par value $0.01 per share (the "Common Stock"), or Series D Convertible Preferred Stock. Each of these Rights will entitle you to purchase one share of Common Stock (the "Shares") at $[ . ] per Share (the "Subscription Price").

      In addition, if you exercise all of your Rights, you will also be entitled to oversubscription rights (the "Oversubscription Rights") which shall entitle you to purchase, at the Subscription Price, one time the number of Shares you were entitled to subscribe for under your Basic Subscription Rights. Your Oversubscription Rights are subject to availability and to allocation among other shareholders of the Company who subscribe for additional Shares and to the terms and conditions outlined in the Prospectus.

      The terms and conditions of the Rights Offering as well as other information is set forth in the accompanying Prospectus.

      The Rights, which are non-assignable and non-transferable, expire at 5:00 p.m. __________ time on __________, 1999 (the "Expiration Date"), unless extended by the Company for an additional 30 days. We encourage you to read carefully the enclosed Prospectus so that you will be familiar with the terms and conditions of the Rights Offering and other facts about the Company.

      If you wish to subscribe for Shares in this Rights Offering, please do the following:

            (1) Complete the subscription form on the reverse side of the Rights Certificate. Be sure to indicate in the appropriate blank spaces the number of Shares desired and the total purchase price.

            (2) To purchase additional Shares pursuant to the Oversubscription Rights, complete section II., also on the reverse side of the Rights Certificate. Indicate in the appropriate blank spaces the number of Shares oversubscribed for and the total purchase price therefor.

            (3) After completing the reverse side of the Rights Certificate, please sign it and return it to the address indicated, with your payment for the total amount of Shares subscribed for, which payment may be made by bank check or money order payable to the order of "Healthy Planet Products, Inc." Payments may also be effected through wire transfer in accordance with wire instructions given by the Rights Agent to the Company prior to the effective date of this Registration Statement.

      The Company will hold in escrow payment for Shares which you wish to purchase pursuant to the Oversubscription Rights until the Rights Offering is terminated and the number of available Shares is determined. Any portion of the amounts paid to the Company for Oversubscription Rights subscriptions not filled will be returned to you, without interest.

      If you have any questions regarding this Rights Offering, or how to subscribe, please call the Company at the number listed above and one of the officers will be happy to help you.

                                    Sincerely,


                                    Bruce A. Wilson
                                    Chief Executive Officer